

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
926480

RECD S.E.C.
NOV 1 6 2005
1086



05071826

November 15, 2005

Michael J. Aiello
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/15/2005

Re: The Walt Disney Company
Incoming letter dated October 25, 2005

Dear Mr. Aiello:

This is in response to your letter dated October 25, 2005 concerning the shareholder proposal submitted to Disney by Gregory J. Konya. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


PROCESSED
NOV 29 2005

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Gregory J. Konya
71 Frazier Road
Mansfield, OH 44906

DEWEY BALLANTINE LLP

1301 AVENUE OF THE AMERICAS
NEW YORK 10019-6092
TEL 212 259-8000 FAX 212 259-6333

MICHAEL J. AIELLO
TEL 212 259-8554
maiello@deweyballantine.com

October 25, 2005

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Gregory J. Konya for Inclusion in the 2006 Proxy Statement of The Walt Disney Company

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"). The Company has received a shareholder proposal (the "Proposal") from Gregory J. Konya for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2006 annual meeting of shareholders (the "2006 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and Mr. Konya of its intention to exclude the Proposal from its 2006 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2006 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal, (ii) the Proposal and (iii) the Company's correspondence with Mr. Konya regarding the Proposal. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to Mr. Konya, informing him of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

The Proposal Presented by Mr. Konya

A copy of the Proposal is attached as Annex A hereto. Although the proposal and the supporting statement are integrated in a single statement, the substance of Mr. Konya's proposal is as follows:

> Shareholders with at least one hundred shares of stock in the Walt Disney Company will be provided with discounts when they purchase Company products, attend Company entertainment offerings and visit Company properties.

Reasons for Exclusion of Proposal

The Company believes that the Proposal may be properly omitted from the 2006 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(1). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Company. The Proposal also may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by shareholders under Delaware law.

1. The Proposal May be Excluded Because it Relates to the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits a company to exclude a proposal from its proxy materials on the ground that it deals with matters relating to the conduct of the ordinary business operations of the company ordinarily and properly carried out by the company's management and staff. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Commission has distinguished between proposals involving "business matters that are mundane in nature," which are properly excluded under Rule 14a-8(i)(7) and those which have "significant policy, economic or other implications inherent in them," which are beyond the scope of the exclusion. *See* Exchange Act Release No. 34-12999 (November 22, 1976).

The Proposal asks the Company to offer Company products and services to a subset of the Company's shareholders at a discount. By seeking to cause the Company to offer its products and services at a discount by shareholder vote, the Proposal implicates both of the policy considerations discussed in the previous paragraph. The Company is involved in the business of providing entertainment services and products through its theme park, media networks, studio and consumer products segments. The determination of pricing and discounts for these products and services is a complex exercise subject to frequent change based on a wide variety of changing environmental factors and business goals. The ability to make decisions about pricing and discounts is fundamental to management's ability to control the day-to-day operations of the Company, which function is delegated to the Company's management (as opposed to its shareholders) by the Delaware General Corporation Law (the "DGCL"). *See* DGCL § 141(a). Moreover, determinations as to pricing and discounts, which require careful attention and frequent monitoring, are inappropriate for action by shareholders, which, as a group, are not in a position to devote the necessary attention to such issues. These decisions are best determined by management since only management can devote the attention necessary to perform the analysis required to determine whether and to whom discounts should be offered.

The Staff has consistently, and as recently as several months ago, concurred in the exclusion pursuant to Rule 14a-8(i)(7) of shareholder proposals seeking discounts for shareholders because discount policies relate to the ordinary business operations of a company. *See, e.g.*, Comcast Corporation (August 31, 2005); Wal-Mart Stores, Inc. (January 27, 2004); and General Motors Corporation (March 1, 2004). Indeed, in 1993, the Staff concurred in the exclusion of a similar proposal made by another shareholder of the Company. *See* The Walt Disney Company (September 27, 1993). The Proposal suffers the same defect as each of the proposals excluded in these earlier cases and should, similarly, be excluded.

The Proposal relates to discount policies for the Company's services, an aspect of the Company's ordinary business operations that does not otherwise have significant public policy implications. Accordingly, based on Rule 14a-8(i)(7), the Company intends to exclude the Proposal from the 2006 Proxy Materials.

2. The Proposal May be Excluded Because it Deals with a Matter That is Not a Proper Subject for Action by Shareholders under Delaware Law

Rule 14a-8(i)(1) provides an exclusion for shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require action that, under state law, falls within the scope of the powers of the Company's board of directors. The Company is a Delaware corporation. Section 141(a) of the DGCL provides that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The authority to determine pricing and discounts of the Company's products and services has not been provided to shareholders under either the DGCL, the Company's certificate of incorporation or its by-laws.

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. *See, e.g.*, Constellation Energy Group, Inc. (March 2, 2004); Advocat Inc. (April 15, 2003); Phillips

Petroleum Company (March 13, 2002); Ford Motor Co. (March 19, 2001); American National Bankshares, Inc. (February 26, 2001); and AMERCO (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides, in relevant part, that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." Furthermore, the Staff has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a8(i)(1)." *See* Staff Legal Bulletin No. 14 (July 13, 2001).

The Proposal was not drafted as a request of or a recommendation to the Company's board of directors. Instead, the Proposal mandates Company action. The Commission has noted that under a law such as Section 141(a) of the DGCL, "the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by securityholders that mandate or direct a board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." *See* Exchange Act Release No. 34-12999 (November 22, 1976).

Because the Proposal, if approved, would be binding on the Company, its contemplated shareholder action would unlawfully intrude upon the judgment and discretionary authority of the Company's board of directors under the DGCL. The Proposal is, therefore, not a proper subject for shareholder action under the DGCL. Accordingly, based on Rule 14a-8(i)(1), the Company intends to exclude the Proposal from the 2006 Proxy Materials.

Although not admitted to practice law in the State of Delaware, we are generally familiar with the DGCL. Accordingly, the Staff may rely on the statements that the adoption of the Proposal would intrude on the statutory authority of the Company's board of directors under the DGCL to manage or direct the business and affairs of the Company as an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Materials. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (212) 259-8554. We request that, if you also receive a telecopy number for Mr. Konya, you send any written response by telecopy to the undersigned at (212) 259-6333.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Michael J. Aiello

Enclosures

cc: Roger J. Paterson
Vice President - Counsel,
The Walt Disney Company

71 Frazier Road
Mansfield, Ohio 44906
September 2, 2005

SEP - 6 2005

David K. Thompson, Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

Dear Sir:

As the holder of 750 shares of Walt Disney Company Common Stock either jointly with my wife or individually, I wish to submit the following Shareholder Proposal at the 2006 Annual Meeting:

Shareholders with at least one hundred shares of stock in the Walt Disney Company will be provided with discounts when they purchase Company products, attend Company entertainment offerings and visit Company properties. This would encourage shareholders to personally experience the Company's products, services and entertainment offerings similarly to the non-employee Directors of the Company and their families who receive up to $15,000 in fair market value per calendar year for such activities. (See Disney Board policy effective June 30, 2004.)

Discounts for visiting Company theme parks and purchasing Company merchandise are also available to officers of the Company, and these discounts should be reinstated for shareholders to encourage their use and consumption of Company products. This is especially true since stock prices and dividends have remained comparatively low for several years.

Prior to the arrival of Michael Eisner as Chairman and Chief Executive Officer, discounts on merchandise and admissions to the theme parks were available each year to all shareholders and their families through the "Magic Kingdom Club". Mr. Eisner eliminated this shareholder benefit completely because he said it was too costly to administer, since shareholders with as little as one share received the discounts. By eliminating this benefit completely, he did not take into consideration that many shareholders like Company executives, will purchase and use Company products more if they know that they are receiving a discount.

The Disney Company should make these discounts available yearly to shareholders with at least one hundred shares of stock, since this would greatly reduce the cost to the Company and would also encourage more stock purchases by some individuals with less than one hundred shares. If desired, some variation of the shareholder's account number could be used to track who sells their holdings in the Company after shareholder membership cards are distributed for the year.

Cedar Fair, L.P. which operates Cedar Point, Knott's Berry Farm and several other amusement parks, currently offers discounts to limited partners (shareholders) owning at least one hundred (units) shares.

As required by SEC Rule 14a-8 my wife and I will continue to hold our Walt Disney Company stock during and after 2006 Annual Meeting.

Sincerely,



Gregory J. Konya
Account Numbers 108723 & 42412



The Walt Disney Company

Roger J. Patterson
Vice President, Counsel

By overnight courier

October 5, 2005

Mr. Gregory J. Konya
71 Frazier Road
Mansfield, Ohio 44906

Dear Mr.Konya:

We have carefully reviewed the shareholder proposal you have submitted for our 2006 Annual Meeting. Your proposal requests that shareholders with at least one hundred shares of stock be provide with discounts on Disney products and services. We do not believe that this is a matter that is appropriate for shareholder action, and we do not believe that we are required to include it in the proxy statement. We plan to submit a no-action letter request to the Securities and Exchange Commission seeking their concurrence in this conclusion, and we expect that they will agree.

All that said, we certainly understand the interest of many of our shareholders in experiencing Disney products and services. As you know, prior to 1992, Disney provided discounts to shareholders in the form of complimentary membership to a discount program we offered at the time known as the Magic Kingdom Club. We discontinued the practice of offering complimentary Magic Kingdom Club membership to stockholders after carefully considering a number of factors, including the issue of whether such benefits must be reported as taxable income to shareholders, the cost incurred in providing discounts, the rapidly increasing number of the company's stockholders and the spiraling administrative costs associated with the program. For example, given the large number of shareholders at that time, we determined that it would cost close to $3 million to service accounts to new stockholders. We estimated that it would cost the company an additional $600,000 in material and postage costs alone to provide complementary membership to all of the company's record and beneficial shareholders. Those figures did not even include the cost the company incurred from the various discounts given to members. We do not believe that the relative costs and benefits of offering discounts to shareholders have changed significantly since 1992.

You have suggested limiting the benefit to holders of 100 shares or more. While this would reduce the costs to some extent, you should know that we have over 180,000 registered holders of 100 shares or more. Although we do not know the number of beneficial holders, if they were included we expect the number of holders would increase at least several times over. Given that many of the costs of the discount program you suggest would be administrative, the benefit of limiting the program to holders of 100

500 South Buena Vista Street / Burbank, California 91521-0615 / 818 560-6126 / Fax 818 563-4160 / roger.patterson@disney.com



shares or more may not be significant. Moreover, we would have concerns that many of our smaller shareholders would feel unfairly disadvantaged by such a program.

Since we discontinued complimentary membership in the Magic Kingdom Club, shareholders have twice submitted proposals like yours requesting that we reinstitute the program. In one instance, we submitted a no-action request to the SEC seeking their concurrence in our conclusion, which they granted. (In the other instance, the shareholder agreed to withdraw the proposal.) Since 1993, the SEC has repeatedly granted no-action requests to other companies seeking to exclude shareholder proposals regarding discounts for shareholders, including one request granted as recently as August 31, 2005.

Based on the SEC's prior decisions on similar matters, we believe the SEC would grant our request for a no-action letter with respect to your proposal. We plan to seek such a letter, but would prefer to avoid the expense of doing so if at all possible. We therefore ask that you consider withdrawing the proposal.

If you do decide to withdraw your proposal, please let us know as soon as possible, as we are otherwise required to submit our no-action request to the SEC within the next two weeks in order to meet the timetable established by the rules. If you decide not to withdraw the proposal we will, of course, send you copies of our correspondence with the SEC.

We look forward to hearing from you soon.

Sincerely,

Roger J. Patterson
Vice President, Counsel



The Walt Disney Company

Roger J. Patterson
Vice President, Counsel

September 12, 2005

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Gregory J. Konya
71 Frazier Road
Mansfield, Ohio 44906

Dear Mr.Konya:

This letter will acknowledge that we received on September 6, 2005, your letter submitting a proposal for consideration at the Company's 2006 annual meeting of stockholders regarding discounts for shareholders.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e). As the time for the annual meeting comes closer, we will be in touch with you further regarding our response to your proposal.

Sincerely yours,

Roger J. Patterson
Vice President, Counsel

cc: David K. Thompson

Registered In-House Counsel

500 South Buena Vista Street / Burbank, California 91521-0645 / 818 560 6126 Fax 818 563 4160 / roger.patterson@disney.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 15, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 25, 2005

The proposal provides that shareholders with at least one hundred shares of stock will be provided with discounts when they purchase Disney products, attend Disney entertainment offerings and visit Disney properties.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission on which Disney relies.

Sincerely,



Mary Beth Breslin
Special Counsel